October 7, 2024

Jeff Feeley
Chief Financial Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

        Re: Rigel Resource Acquisition Corp.
            Form 10-K for the year ended December 31, 2023
            Filed March 22, 2024
            File No. 001-41022
Dear Jeff Feeley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Michael J. Mies, Esq.